UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Medalist Diversified REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

358487106

(CUSIP Number)

FRANCIS P. KAVANAUGH

107 Via Florence

Newport Beach, CA 92663

(949) 212-2222

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358487106	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francis P. Kavanaugh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(see instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 222,237
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 222,237
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,237

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.02%

14	TYPE OF REPORTING PERSON* (see instructions) IN

CUSIP No. 358487106	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The Shares purchased by Mr. Kavanaugh were purchased with his personal funds in open market for an aggregate consideration of $1,713,640.39.

Item 2. Identity and Background.

(a)	Francis P. Kavanaugh

(b)	107 Via Florence,

Newport Beach, CA 92663

(c)	Manager

(d)	No

(e)	No

(f)	United States

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by Mr. Kavanaugh were purchased with his personal funds in open market for an aggregate consideration of $1,713,640.39.

Item 4. Purpose of Transaction.

The Reporting Person purchased the securities of the Issuer based on the Reporting Person’s belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. Any transactions by the Reporting Person in the Issuer’s securities will be made in compliance with all statutes, laws, rules and regulations, as well as Issuer’s Articles of Incorporation, its By-Laws and any agreements entered into by and between the Issuer and the Reporting Person, including, but not limited to, the Cooperation Agreement attached as an Exhibit to this Schedule 13D.

Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a periodic basis and may from time to time engage in communications and discussions with management and the Board, other stockholders, industry analysts, investment and financing professionals, sources of credit, and other investors. Such review and discussions may materially affect, and result in, among other things, the Reporting Person modifying his ownership of the Common Stock.

On May 24, 2023, the Reporting Person and the Issuer entered into a Cooperation Agreement (the “Cooperation Agreement”) in which, among other things, the Reporting Person agreed to (1) the filing of this statement on Schedule 13D, and any amendments thereto, with respect to the securities of the Company; (2) join the Issuer’s Board of Directors; and (3) comply with the standstill provisions of Section 2 of the Cooperation Agreement which restrict Reporting Person from taking certain actions without the prior written consent of the Issuer’s Board of Directors. The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 1 and is incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a)	As of June 26, 2023, Mr. Kavanaugh beneficially owned 222,237 shares outstanding which equates of approximately 10.02%.

(b)	1. Sole power to vote or direct vote: 222,237

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 222,237

4.	Shared power to dispose or direct the disposition: 0

(c)	Except as set forth in Schedule A, the Reporting Person has not effected any transactions in the Issuer’s Common Stock in the 60 days prior to the date of this Statement.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from or proceeds from the sale of the shares of Common Stock.

(e)	N/A

CUSIP No. 358487106	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Cooperation Agreement dated May 24, 2023, between the Reporting Person and the Issuer.

CUSIP No. 358487106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Francis P. Kavanaugh
(Name)

(Title)

June 26, 2023
(Date)

SCHEDULE A

Transactions in the Shares by the Reporting Person During the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effectuated in the 60 days preceding the Reporting Person’s original Schedule 13D filed on January 28, 2023, as well as all transactions with respect to the Common Stock effectuated in the 60 days preceding the filing of this Schedule 13D/A by or on behalf of the Reporting Person, inclusive of any transactions effected through 4:00 p.m., Eastern time, on June 26, 2023. Unless otherwise indicated, all such transactions were effectuated in the open market.

Date of Purchase	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)
May 12, 2023	2,225 Shares	$5.80
May 12, 2023	725 Shares	$6.01
May 11, 2023	1,400 Shares	$6.01
May 10, 2023	1,000 Shares	$6.40
May 4, 2023	216,875 Shares	Reverse Split
March 29, 2023	35,100 Shares	$0.83
January 26, 2023	7,438 Shares	$0.97
January 25, 2023	43,643 Shares	$0.99
January 25, 2023	150,000 Shares	$1.00
January 23, 2023	3 Shares	$0.98
January 23, 2023	602 Shares	$0.99
January 23, 2023	2,324 Shares	$1.00
January 23, 2023	602 Shares	$1.01
January 23, 2023	320 Shares	$1.02
January 23, 2023	1,504 Shares	$1.03
January 23, 2023	5,451 Shares	$1.04
January 23, 2023	2,768 Shares	$1.05
January 23, 2023	50,313 Shares	$1.06
January 23, 2023	25,467 Shares	$1.07
January 23, 2023	71,709 Shares	$1.08
January 23, 2023	7,901 Shares	$1.09
January 23, 2023	83,592 Shares	$1.10
January 23, 2023	9,146 Shares	$1.11
January 23, 2023	211,842 Shares	$1.12
January 19, 2023	5,168 Shares	$0.97
January 19, 2023	701 Shares	$0.98
January 19, 2023	15,008 Shares	$0.99
January 19, 2023	420 Shares	$1.00
January 19, 2023	4,803 Shares	$1.01
January 19, 2023	100 Shares	$1.02
January 19, 2023	4,773 Shares	$1.03
January 19, 2023	51,629 Shares	$1.04
January 19, 2023	51,256 Shares	$1.05
January 18, 2023	37,800 Shares	$0.89
January 18, 2023	25 Shares	$0.90
January 18, 2023	8,478 Shares	$0.92
January 18, 2023	17,112 Shares	$0.93
January 18, 2023	7,254 Shares	$0.94
January 18, 2023	6,578 Shares	$0.95
January 18, 2023	9,901 Shares	$0.97
January 18, 2023	16,659 Shares	$0.98
January 18, 2023	3,576 Shares	$0.99
January 18, 2023	109,696 Shares	$1.00
January 18, 2023	2,823 Shares	$1.01
January 18, 2023	37,177 Shares	$1.02
January 18, 2023	672 Shares	$1.03
January 18, 2023	301 Shares	$1.04
January 18, 2023	5,272 Shares	$1.05
January 18, 2023	22,225 Shares	$1.06
January 18, 2023	4,378 Shares	$1.07
January 18, 2023	15,688 Shares	$1.08
January 18, 2023	13,556 Shares	$1.09
January 18, 2023	62,214 Shares	$1.10
January 17, 2023	2 Shares	$0.86
January 17, 2023	53 Shares	$0.87
January 17, 2023	19,917 Shares	$0.88
January 17, 2023	8,000 Shares	$0.89
January 17, 2023	17,476 Shares	$0.90
January 17, 2023	7,664 Shares	$0.91
January 13, 2023	2,055 Shares	$0.86
January 13, 2023	61,700 Shares	$0.89
January 13, 2023	25,540 Shares	$0.90

January 12, 2023	5,000 Shares	$0.86
January 12, 2023	2,205 Shares	$0.88
January 12, 2023	5,000 Shares	$0.90
January 11, 2023	1,400 Shares	$0.75
January 11, 2023	37 Shares	$0.76
January 11, 2023	28,003 Shares	$0.77
January 11, 2023	3,621 Shares	$0.78
January 11, 2023	13,384 Shares	$0.80
January 11, 2023	9,900 Shares	$0.81
January 11, 2023	37,395 Shares	$0.82
January 11, 2023	2 Shares	$0.83
January 11, 2023	45,252 Shares	$0.84
January 11, 2023	15,240 Shares	$0.85
January 11, 2023	11,770 Shares	$0.86
January 10, 2023	5,000 Shares	$0.72
January 10, 2023	1,058 Shares	$0.73
January 10, 2023	5,818 Shares	$0.75
January 05, 2023	6 Shares	$0.72
January 05, 2023	88,939 Shares	$0.73
January 04, 2023	4,000 Shares	$0.70
January 04, 2023	2,941 Shares	$0.71
December 30, 2022	10 Shares	$0.68
December 30, 2022	29,138 Shares	$0.70
December 30, 2022	20,693 Shares	$0.71
December 29, 2022	1,704 Shares	$0.66
December 29, 2022	3,813 Shares	$0.67
December 29, 2022	4,100 Shares	$0.68
December 28, 2022	16,296 Shares	$0.67
December 27, 2022	8,000 Shares	$0.69